Zendesk, Inc.

989 Market Street, Suite 300

San Francisco, California 94103

VIA EDGAR

May 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Jay Ingram, Branch Chief

Re:	Zendesk, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-195176

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Zendesk, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 14, 2014, at 4:15 p.m., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (650) 853-1038.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

ZENDESK, INC.

/s/ Alan Black
Alan Black
Senior Vice President and Chief Financial Officer

cc:	Terence O’Brien, Securities and Exchange Commission
Tom D’Orazio, Securities and Exchange Commission
Kamyar Daneshvar, Securities and Exchange Commission
Mikkel Svane, Zendesk, Inc.
John M. Geschke, Zendesk, Inc.
Bradley C. Weber, Goodwin Procter LLP
William J. Schnoor, Goodwin Procter LLP
David G. Peinsipp, Cooley LLP